This document is prepared to meet the requirements of an Annual Report (Form C-AR) under Regulation Crowdfunding for the fiscal year ending December 31, 2025.

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**FORM C-AR: ANNUAL REPORT**
**BLOCKFRAME TECHNOLOGIES, INC.**
**Dated: April 28, 2026**

## I. BUSINESS DESCRIPTION

BlockFrame Technologies, Inc. (the "Company") is a specialized technology firm providing a "Zero-Trust" ecosystem for security and identity management through proprietary blockchain-based hardware and software solutions. The Company's core value is grounded in its extensive intellectual property, securing critical infrastructure and high-value data environments.

**Current Operations & Contracts:**

- **DOE Engagement:** The Company is a sub-contractor on two major Department of Energy (DOE) contracts totaling **$400,000**.
- **IP Portfolio:** As of December 31, 2025, the Company holds net patent assets valued at **$186,797.84**.

## II. MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

**Results of Operations (Fiscal Year 2025):**

- **Revenue:** Total Sales for the period were **$47,762.00**.
- **Expenses:** Total operating expenses were **$270,858.99**. This includes significant costs for **Advertising-Stock Offering ($46,037.41)** and **Legal & Professional Services-Offering ($45,740.00)** related to the Reg CF raise.
- **Net Loss:** The Company realized a net loss of **$223,096.99**.

**Liquidity and Capital Resources:** The Company's cash position at the end of 2025 was **$4,304.87**. Management intends to fund ongoing operations through the execution of current DOE sub-contracts and the continued commercialization of its blockchain security technology.

## III. INDEBTEDNESS

The Company has the following material debt obligations as of December 31, 2025:

| Creditor | Amount Owed | Interest Rate | Nature of Debt |
|---|---|---|---|
| **Bank of Colorado** | $500,000.00 | 7.00% | Line of Credit |
| **EIR Loan** | $297,100.00 | 3.75% | Long-term Loan |
| **Dr. Christopher Gorog** | $45,000.00 | 9.50% | Promissory Note (Related Party) |
| **Other Loans Payable** | $20,535.00 | Varies | Long-term Liabilities |

## IV. CAPITALIZATION AND OWNERSHIP

**Securities Outstanding:**

- **Class A Common Stock:** 26,000,000 shares outstanding.
- **Class B Common Stock:** 28,000,000 shares outstanding.
- **Recent Reg CF Offering:** Successfully raised **$45,000.00** from 10 investors through Mundial Financial Group.

**Principal Security Holder:**
- **Dr. Christopher Gorog (via Trust):** Owns **65.257%** of the Company across all classes of stock.

## V. FINANCIAL SUMMARY
*(Derived from the unaudited Balance Sheet as of Dec 31, 2025)*

- **Total Assets:** $378,294.89
- **Total Liabilities:** $898,972.99
- **Retained Earnings:** -$385,444.91
- **Total Stockholders' Equity:** -$520,678.10

## VI. CERTIFICATION

I, **Dr. Christopher Gorog**, certify that:

(1) the financial statements of BlockFrame Technologies, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of BlockFrame Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for BlockFrame Technologies, Inc. filed for the fiscal year ended December 31, 2025.

DocuSigned by:

**By:** Christopher Gorog

D21F9295932E499...

**Name:** Dr. Christopher Gorog

**Title:** Chief Executive Officer and Director

4/29/2026

Signed by:

**By:** Subhash Paluru

3D98E7CAB99C401...

**Name:** Dr. Subhash Paluru

**Title:** Interim Chief Financial Officer and Director

Signed by:

**By:** Patricia Penrod

42800CC542114EE...

**Name:** Patricia Penrod

**Title:** Principal Accounting Officer

DocuSigned by:

**By:** Kent Lambert

BD037EE64C034EA...

**Name:** Dr. Kent D Lambert

**Title:** Chief Operations Officer and Director

Signed by:

**By:** Rida Chan

5D5E9A0245774DB...

**Name:** Rida Chan

**Title:** Director